                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                               (Amendment No. 2)


                   Under the Securities Exchange Act of 1934


                           Einstein/Noah Bagel Corp.
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)


                                  282577-10-5
                                (CUSIP Number)


                             Bernadette M. Dennehy
                                Vice President
                             Boston Chicken, Inc.
                   14103 Denver West Parkway, P.O. Box 4086
                         Golden, Colorado  80401-4086
                                 303-278-9500
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 May 19, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required in the remainder of this cover page (the page numbered 2 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  ---------------------
CUSIP NO. 282577-10-5                 13D                  PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Boston Chicken, Inc.
      I.R.S. Identification No.: 36-3904053
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            18,546,310*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,546,310*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,546,310*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                           *SEE ITEM 5 OF TEXT BELOW.

     This Amendment No. 2 relates to the Schedule 13D filed by Boston Chicken, Inc. (the "Reporting Person") on December 5, 1996, as amended by an Amendment No. 1 thereto filed on April 1, 1997 (as so amended, the "Schedule 13D"). All terms used herein unless otherwise defined shall have the same meaning as in the
Schedule 13D. The Schedule 13D is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is amended and supplemented by deleting the Appendix A referred to therein and substituting therefor the Appendix A attached hereto.

ITEM 4.   PURPOSE OF TRANSACTION.

     The last sentence of the second paragraph under Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

As so calculated, the Reporting Person as of May 28, 1997 owns approximately 50.2% of the voting stock of the Issuer and, accordingly, has the right to purchase as of such date 1,249,135 additional shares of Common Stock to maintain its ownership of voting stock of the Issuer at 52%.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the schedule 13D is hereby amended and restated to read in its entirety as follows:

     (a) The Reporting Person has been informed by the Issuer that there were 33,068,428 issued and outstanding shares of Common Stock as of May 28, 1997. The Reporting Person is the beneficial owner as of May 28, 1997 of 18,546,310 shares of Common Stock, which represents approximately 54.0% of the issued and outstanding shares of Common Stock (including for this purpose shares of Common Stock for which the BCI Option is exercisable). The Common Stock beneficially owned by the Reporting Person includes 1,249,135 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of May 28, 1997 through the exercise of the BCI Option. The beneficial ownership of the Common Stock as of May 28, 1997 of each director, executive officer and controlling person of the Reporting Person is set forth below:

                                                            Shares Beneficially
                                                                   Owned
                                                                   -----
                     Name                                   Number(1)(2) Percent
                     ----                                   ------------ -------
Scott A. Beck(3)(4).......................................     131,652      *
Mark W. Stephens..........................................     116,532      *
Laurence M. Zwain.........................................      13,548      *
Dean L. Buntrock(5).......................................     100,712      *
Mark R. Goldston(3).......................................     277,092      *
Arnold C. Greenberg.......................................      20,000      *
J. Bruce Harreld..........................................       2,500      *
M Howard Jacobson(6)......................................       1,000      *
Peer Pedersen.............................................     126,239      *
Mark A. Link..............................................       7,299      *
John Todd.................................................       2,500      *
Joel M. Alam(7)..........................................       25,164      *
Paul A. Strasen(8).......................................       27,789      *
All directors and executive officers as a
group (13 persons)........................................     852,027     2.6%

-------------
*Less than 1%.

(1) Includes shares of Common Stock subject to options granted by the Issuer which are exercisable within 60 days of May 28, 1997 as follows: Mr. Goldston--13,903; Mr. Link--4,309; Mr. Stephens--4,588; Mr. Alam--16,537;
     Mr. Strasen--16,537; and all directors and executive officers as a group-- 55,874. Also includes shares of Common Stock subject to options granted by the Reporting Person which are exercisable within 60 days of May 28, 1997 as follows: Mr. Stephens--7,834; Mr. Zwain--6,267; and Mr. Goldston-- 230,931; and all executive officers and directors as a group--245,032. Also includes the following shares of Common Stock subject to warrants that the following individuals and all executive officers and directors as a group have received as a result of their ownership interest in Bagel Store Development Funding, L.L.C.: Mr. Beck--55,432; Mr. Zwain--4,782; Mr. Buntrock--56,250; Mr. Pedersen--47,813; and all executive officers and directors as a group--164,277.

(2) Excludes the aggregate number of shares of Common Stock owned by the Reporting Person that may be deemed to be beneficially owned by such individuals, because each such individual (other than Messrs. Link and Todd) may be deemed to be an affiliate of the Reporting Person. Each such individual disclaims any beneficial ownership of such shares.

(3)  Also a member of the board of directors of the Issuer.

(4) Includes 17,948 shares held by a limited partnership, of which Mr. Beck is the general partner.

(5) Includes 56,250 shares of Common Stock subject to warrants held by a limited liability company of which Mr. Buntrock and his spouse own a majority of the membership interests. See Footnote 1.

(6) Includes 500 shares of Common Stock held by Mr. Jacobson's spouse, of which shares Mr. Jacobson disclaims beneficial ownership, and excludes 1,500 shares of Common Stock held by his children.

(7) Includes 2,039 shares beneficially owned by Mr. Alam's spouse, which are subject to options from the Issuer exercisable within 60 days of May 28, 1997. Mr. Alam disclaims beneficial ownership of such shares.

(8) Includes 3,653 shares held by a trust, of which Mr. Strasen is a trustee and beneficiary, and 5,099 shares held by a limited liability company which Mr. Strasen and his spouse control.

     (b) The Reporting Person and, to the knowledge of the Reporting Person, each of its executive officers, directors and controlling persons referred to in paragraph (a) above has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock beneficially owned by such person, except as set forth in the footnotes to the table contained in paragraph (a) above.

     (c) During the 60 days preceding May 28, 1997, neither the Reporting Person, nor to the knowledge of the Reporting Person, any executive officer, director or controlling person of the Reporting Person has effected any transactions in the Common Stock, other than (i) the vesting of shares of Common Stock pursuant to the BCI Option and other options described herein in accordance with their respective terms and (ii) the purchase by Arnold C. Greenberg of 7,500 shares of Common Stock in brokers' transactions effected on April 21, 1997 as follows: 4,000 shares at $17.75 per share; 1,000 shares at $18.125 per share; 2,000 shares at $18.375 per share; and 500 shares at $18.50 per share.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The third paragraph under Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     The Reporting Person has agreed not to sell shares of Common Stock purchased pursuant to the Concurrent Private Placement Agreement prior to August 1, 1997, without the consent of Merrill Lynch & Co. ("Merrill Lynch"). The directors, executive officers and controlling persons of the Reporting Person have also agreed to contractual lockup provisions restricting their sale of certain shares of Common Stock owned by them for varying periods, without the consent of Merrill Lynch. The lock-up period with respect to 32,362 shares of Common Stock held by such persons ends on August 1, 1997, and the lock-up period with respect to 107,670 shares of Common Stock held by such persons ends on August 1, 1998. In addition, in connection with the Issuer's issuance and sale of its 7-1/4% Convertible Subordinated Debentures due 2004, the Reporting Person agreed not to sell shares of Common Stock owned by it during the period of 180 days from May 22, 1996, subject to certain exceptions, without the consent of Merrill Lynch.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BOSTON CHICKEN, INC.


                                       By: /s/ Bernadette M. Dennehy
                                           -----------------------------
                                           Vice President

                                  APPENDIX A


     The following individuals are executive officers or directors of Boston Chicken. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.


                               TITLE AT
NAME                           REPORTING PERSON


Scott A. Beck                  Chairman of the Board, Chief Executive Officer,
                               President and Director


Mark W. Stephens               Vice Chairman of the Board, Chief Financial
                               Officer, and Director


Laurence M. Zwain              Vice Chairman of the Board and Director


Mark R. Goldston               Vice Chairman of the Board and Director


Mark A. Link                   Vice President-Financial Reporting


John Todd                      Chief Financial Officer of Boston Market


Joel M. Alam                   Senior Vice President, Co-General Counsel and
                               Secretary


Paul A. Strasen                Senior Vice President, Co-General Counsel
                               and Assistant Secretary

Dean L. Buntrock               Director


Mr. Buntrock is the Chairman of the Board and acting Chief Executive Officer of WMX Technologies, Inc. ("WMX"), a Delaware corporation. Mr. Buntrock is also a director of Waste Management International plc and Wheelabrator Technologies, Inc., both subsidiaries of WMX. He is also a director of First Chicago NBD Corporation. Mr. Buntrock's business address is 3003 Butterfield Road, Oak Brook, Illinois 60521.


Arnold C. Greenberg            Director


Mr. Greenberg is an attorney and self-employed private investor. He formerly served as the Chairman of the Board of Directors and Chief Executive Officer of Coleco Industries, Inc.


J. Bruce Harreld               Director


Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.


M Howard Jacobson              Director


Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Advisory Services. Mr. Jacobson also serves as a director of Allmerica Property and Casualty Companies, Inc., Wyman-Gordon Company, and Stonyfield Farm, Inc.


Peer Pedersen                  Director


Mr. Pedersen is Chairman of the Board of Pedersen & Houpt, P.C., a Chicago, Illinois law firm. Mr. Pedersen also serves as a director of WMX, Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.